ANGLO AMERICAN

08002731

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

14 May, 2008

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 15 April - 2008

Other

- Anglo American plc AGM – address to shareholders by CEO and Chairman
- Anglo American plc AGM – voting results
- Appointment of Sir CK chow
- Mbazima (PDMR's interests)
- AA plc LTIP 2005 vesting
- Final terms for Anglo American Capital plc's Euro notes
- AA plc new order mining rights
- AA plc interim management statement
- Total Voting Rights
- AA plc DRIP – directors' interests
- Final terms for Anglo American Capital plc's sterling notes
- Dr Fay external appointment to Iofina plc
- AAPlc SIP award
- AA plc new CEO of Anglo Platinum Limited#
- Proposed dividend dates

For and on behalf of Anglo American plc

Yours faithfully

5/22

K:\Min\Compsec\SEC\announce let to SEC.doc

C Marshall

Companies Secretary

Encs

Anglo American plc

20 Carlton House Terrace London SW1Y 5AN United Kingdom

Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

Press Release

ANGLO AMERICAN plc

Proposed Interim Dividend Dates
(Dividend no 19)

Please note that the principal dates in respect of the interim dividend for the year to 31 December 2008 are currently scheduled as follows:

	2008
Announcement date (amount declared in US$ with ZAR equivalent):	Thursday 31 July
Last day to effect removals between the UK & SA Registers	Wednesday 30 July
Last date to trade on the JSE to qualify for dividend:	Friday 15 August
Ex-dividend JSE:	Monday 18 August
Ex-dividend LSE:	Wednesday 20 August
Record date (UK & SA Registers):	Friday 22 August
(Bank holiday UK:	*Monday 25 August)*
US$:£/€ currency conversion announced:	Wednesday 27 August
Removals between the UK & SA registers permissible from	Wednesday 27 August
Last day for receipt of DRIP Mandates by CSDPs:	Wednesday 27 August
Last day for receipt of DRIP Mandates by the UK & SA Registrars:	Thursday 28 August

Dividend warrants mailed:	Wednesday 17 September
Payment date:	Thursday 18 September

Any changes to the abovementioned dates will be notified.

A W Hodges
Deputy Secretary

14 May 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 14 May 2008, an independent company purchased 30,000 ordinary shares of the Company at prices between £33.82 and £34.02 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,799,587 ordinary shares, representing 8.46 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
15 May 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 13 May 2008, an independent company purchased 21,571 ordinary shares of the Company at prices between £33.23 and £34.17 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,769,587 ordinary shares, representing 8.45 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
14 May 2008

ANGLO AMERICAN

News Release

13 May 2008

Anglo American plc – new CEO for Anglo Platinum and senior management changes

Anglo American is pleased to announce the following senior management changes:

Neville Nicolau

Further to Anglo Platinum's announcement today that Neville Nicolau has been appointed as CEO of Anglo Platinum, Cynthia Carroll, Chief Executive of Anglo American, commented:

"I am delighted with the appointment of Neville Nicolau as CEO of Anglo Platinum. He brings considerable, hands-on deep level mining experience to our platinum business, gained over nearly 30 years in the mining industry. I am confident that Neville's operational focus will enable Anglo Platinum to capitalise on its significant upside potential and extend its operational and financial excellence in a safe environment.

"I would like to commend Norman Mbazima and Duncan Wanblad on their great contribution as Acting CEO's, working tirelessly under significant pressure. I am delighted that they are appointed to important new roles within Anglo American and I wish them much success."

Neville Nicolau will join the Executive Committee of Anglo American plc.

Norman Mbazima

Norman Mbazima, Joint Acting CEO of Anglo Platinum, has been appointed CEO of Scaw Metals, Anglo American's international diversified steel products business, with operations in Southern Africa, Chile, Peru, Canada and Mexico. Norman will continue in his previous role as CFO of Anglo Platinum until the search for his successor has been completed, at which point he will take up his new role at Scaw. Norman will replace Tony Harris, who is retiring from the role of CEO of Scaw Metals.

Duncan Wanblad

Duncan Wanblad, Joint Acting CEO of Anglo Platinum, has been appointed CEO of Copper in the Base Metals division of Anglo American, with effect from 1 July. This new role reflects the scale and strong growth profile of Anglo American's copper business within Anglo Base Metals, with six copper operations in Chile, including two undergoing major expansion programmes, two significant potential projects in Peru and the Pebble copper-gold-molybdenum joint venture in Alaska.

For further information, please contact:

United Kingdom

James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

Ralf Rueller, Investor Relations
Tel : +44 (0)20 7968 8878

South Africa

Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

Notes to editors

Neville Nicolau, who is 48 and a South African citizen, has nearly 30 years of gold mining experience, including eight years with AngloGold Ashanti, where he held a number of senior executive positions, most recently as Chief Operating Officer. Prior to that, Neville was the COO of the company's African operations and the technical director of AngloGold's South American operations, based in Brazil. Neville gained much of his operational experience over 20 years at Vaal Reefs and President Brand Gold Mines. He joined Anglo American in 2008. Neville is married to Helen and they have two sons.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 12 May 2008, an independent company purchased 19,500 ordinary shares of the Company at prices between £33.96 and £33.29 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,748,016 ordinary shares, representing 8.45 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
13 May 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 9 May 2008, an independent company purchased 17,043 ordinary shares of the Company at prices between £33.73 and £33.77 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,728,516 ordinary shares, representing 8.45 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
12 May 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Thursday 8 May 2008:

1. 5,603 shares were allocated to employee participants as matching shares.

2. The following executive directors / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £34.58 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	4 ordinary shares
C B Carroll	(director)	4 ordinary shares
R J King	(PDMR)	4 ordinary shares
R Médori	(director)	4 ordinary shares
D Weston	(PDMR)	3 ordinary shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
8 May 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' appointments

The Company announces that Dr Chris Fay, a Non Executive Director of the Company, was appointed as a Non Executive Director of Iofina plc on 1 April 2008. Iofina plc is a natural gas and iodine producer which will be listed on the LSE AIM on 9 May 2008.

This notification satisfies the Company's obligations under the Financial Services Authority Listing Rule 9.6.14.

Nick Jordan
Company Secretary
7 May 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 5 May 2008, an independent company purchased 6,000 ordinary shares of the Company at prices between £33.86 and £34.13 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,711,473 ordinary shares, representing 8.45 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
6 May 2008

Anglo American plc

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Publication of Final Terms for Anglo American Capital plc's GBP400,000,000 6.875 per cent. Guaranteed Notes due 1 May 2018 Guaranteed by Anglo American plc

The following Final Terms are available for viewing:

Final Terms for Anglo American Capital plc's GBP400,000,000 6.875 per cent. Guaranteed Notes due 1 May 2018 Guaranteed by Anglo American plc (the "**Notes**") issued pursuant to the offering circular dated 20 March 2008 (the "**Offering Circular**") in connection with the U.S.$6,000,000,000 Euro Medium Term Note Programme by Anglo American Capital plc and Anglo American plc.

The Final Terms for the Notes contain the final terms of the Notes. The Final Terms of the Notes must be read in conjunction with the Offering Circular, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6740t_-2008-5-2.pdf

This website is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact

Nicholas Jordan
Company Secretary
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
Phone: +44 (0) 20 7968 8754
Fax: +44 (0) 20 7968 8755

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Offering Circular may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

30 April 2008

Anglo American Capital plc

Issue of GBP400,000,000 6.875 per cent. Guaranteed Notes due 1 May 2018
Guaranteed by Anglo American plc
under the U.S.$6,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 20 March 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer, the Guarantor and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at 20 Carlton House Terrace, London SW1Y 5AN and copies may be obtained from Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB.

1.	(a)	Issuer:	Anglo American Capital plc
	(b)	Guarantor:	Anglo American plc
2.	(a)	Series Number:	26
	(b)	Tranche Number:	Not Applicable
3.		Specified Currency or Currencies:	Pound Sterling ("**GBP**")
4.		Aggregate Nominal Amount of Notes:	
	(a)	Series:	GBP400,000,000
	(b)	Tranche:	GBP400,000,000
	(c)	The Aggregate Nominal Amount of Notes issued has been translated into U.S.$ at the rate of GBP1.00:U.S.$1.9815 producing a sum (for Notes not denominated in U.S.$) of:	U.S.$ 792,600,000
5.		Issue Price:	99.30 per cent. of the Aggregate Nominal Amount
6.	(a)	Specified Denominations:	GBP50,000 and integral multiples of GBP1,000 in excess thereof up to and including GBP99,000. No

			Notes in definitive form will be issued with a denomination above GBP99,000
	(b)	Calculation Amount:	GBP1,000
7.	(a)	Issue Date:	1 May 2008
	(b)	Interest Commencement Date:	Issue Date
8.	Maturity Date:		1 May 2018
9.	Interest Basis:		6.875 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	(a)	Status of the Notes:	Senior
	(b)	Status of the Guarantee:	Senior
14.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:		Applicable
	(a)	Rate(s) of Interest:	6.875 per cent. per annum payable annually in arrear
	(b)	Interest Payment Date(s):	1 May in each year commencing on 1 May 2009 up to and including the Maturity Date
	(c)	Fixed Coupon Amount(s): (*Applicable to Notes in definitive form*)	GBP68.75 per GBP1,000 Calculation Amount
	(d)	Broken Amount(s): (*Applicable to Notes in definitive form*)	Not Applicable
	(e)	Day Count Fraction:	Actual/Actual (ICMA)
	(f)	Determination Date(s):	1 May in each year
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None

16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount:	GBP1,000 per Calculation Amount
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 7(e)):	As per Condition 7(e)

GENERAL PROVISIONS APPLICABLE TO THE BEARER NOTES

24.	(a) Form:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
25.	Additional Financial Centre(s) or other special provisions relating to Payment Days:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	

	(a)	Instalment Amount(s):	Not Applicable
	(b)	Instalment Date(s):	Not Applicable
29.	Redenomination:		Redenomination not applicable
30.	U.S. Paying Agent provisions:		Not Applicable
31.	Other final terms:		Not Applicable

DISTRIBUTION

32.	(a)	If syndicated, names of Managers:	Barclays Bank PLC BNP PARIBAS The Royal Bank of Scotland plc Goldman Sachs International HSBC Bank plc Mitsubishi UFJ Securities International plc Morgan Stanley & Co. International plc
	(b)	Stabilising Manager (if any):	Barclays Bank PLC
	(c)	Date of Subscription Agreement:	30 April 2008
33.	If non-syndicated, name of relevant Dealer:		Not Applicable
34.	U.S. Selling Restrictions:		Reg. S Compliance Category 2; TEFRA D
35.	Additional selling restrictions:		Not Applicable
36.	**LISTING**		
	(a)	Listing and admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's regulated market and to be listed on the Official List of the UK Listing Authority with effect from 1 May 2008
	(b)	Estimate of total expenses related to admission to trading:	GBP3,600

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on the London Stock Exchange's regulated market and listing on the Official List of the UK Listing Authority of the Notes described herein pursuant to the U.S.$6,000,000,000 Euro Medium Term Note Programme of Anglo American plc and Anglo American Capital plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer:

By: ____________________________
Duly authorised

Signed on behalf of the Guarantor:

By: ____________________________
Duly authorised

PART B – OTHER INFORMATION

1. RATINGS

Ratings:	The Notes to be issued have been rated: S & P: A- Moody's: A2

2. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Managers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

3. **Yield** (Fixed Rate Notes only)

Indication of yield:	6.857 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

4. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0361024895
(ii)	Common Code:	036102489
(iii)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 30 April 2008, an independent company purchased 37,779 ordinary shares of the Company at prices between £32.27 and £33.08 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,705,473 ordinary shares, representing 8.45 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
1 May 2008

ANGLO AMERICAN PLC (the "Company")

DIRECTOR/PDMR INTERESTS

On 30 April 2008, the Company was advised by its South African Transfer Secretaries that the following director and Person Discharging Managerial Responsibility ("PDMR") of the Company each acquired shares of US$0.54945 in the capital of the Company (the "Shares") at a price of R485.3216 per Share, in terms of the Company's Dividend Reinvestment Plan ("DRIP"):

- N F Oppenheimer, a director of the Company acquired 1 Share; and
- P M Baum, a PDMR of the Company acquired 448 Shares.

This announcement is issued in compliance with the United Kingdom Listing Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Secretary
30 April 2008

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 29 April 2008:

- it had 1,342,915,273 issued ordinary shares of US$0.54945 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;

- it held 20,783,518 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

- accordingly, it had total voting rights of 1,322,131,755.

The total voting rights figure (1,322,131,755) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Andy Hodges
Deputy Secretary
Anglo American plc
30 April 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 29 April 2008, an independent company purchased 14,113 ordinary shares of the Company at prices between £32.41 and £33.19 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,667,694 ordinary shares, representing 8.45 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
30 April 2008

ANGLO AMERICAN

News Release

29 April 2008

Anglo American plc
Review and Production Report
Interim Management Statement for the quarter ended 31 March 2008

First quarter overview

- Production increases in copper, zinc, iron ore, manganese ore, and metallurgical coal versus prior year.
- Platinum remains on target for full year refined production of 2.4 million ounces.
- Rhodium sales contracts renegotiated with improved pricing.
- Production in the first quarter, particularly of PGMs and coal, was adversely affected by power supply constraints in South Africa and adverse weather conditions in Australia and South Africa.
- Acquisition of 70% interest in Foxleigh mine completed in February 2008. Integration underway and first month production contribution of 78,000 tonnes of metallurgical coal.
- Anglo American to acquire control of the Minas-Rio and Amapá iron ore projects in Brazil.
- On 20 February, the South African Department of Minerals and Energy and Anglo American confirmed agreement on all remaining matters regarding mining rights conversions, subject to completion of outstanding documentation.
- Anglo American's energy task team continues to address critical issues in relation to power supply constraints in South Africa, focusing on short term supply constraints, enhanced emergency power provisions and supplementary power generation for the short, medium and longer term requirements of mining operations.

There has been no material change to the financial position of the Group since 31 December 2007.

Interim results for the half year to 30 June will be announced on 31 July 2008.

This report forms Anglo American plc's Interim Management Statement for the purpose of the UK Listing Authority's Disclosure and Transparency Rules.

Production report

PLATINUM		Mar 2008 QTR	Mar 2007 QTR	Mar Q08 vs. Mar Q07
Platinum[(1)]	000 oz	517.5	638.1	-18.9%
Platinum	000 oz	428.6	565.1	-24.2%
Palladium	000 oz	245.8	326.8	-24.8%
Rhodium	000 oz	57.5	78.4	-26.7%
Nickel	000 t	3.7	5.0	-26.0%

(1) Equivalent refined platinum production

Platinum, Palladium, Rhodium and Nickel – Platinum production from the mines managed by Anglo Platinum and its joint venture partners (equivalent refined platinum production) for Q1 2008 decreased 18.9% when compared to Q1 2007. The main factors affecting production included electricity supply constraints experienced in January and February and the associated ramp up period when supply resumed; the disruption of operations at the Amandelbult mine as a result of underground working areas being flooded; and higher than planned mining from the lower grade North pit of the Mogalakwena (formerly Potgietersrust or "PPRust") mine.

Refined platinum production decreased by 24.2% as a result of the above and an increase in pipeline stocks caused by repair work at the Polokwane Smelter and power supply constraints. The repair work has been completed and normal smelting operations have resumed.

The Kroondal concentrate off-take agreement with Impala was completed, as expected, in Q1 2008, resulting in increased concentrate ounces delivered to the smelters.

During the quarter, the terms of Anglo Platinum's rhodium sales contracts that impact the portion of sales being made at prices significantly below the spot price were renegotiated. As a result of the revised contract terms, the specific details of which are subject to contractual confidentiality, the price to be received by Anglo Platinum will change during 2008 and 2009. Should the current spot price of rhodium of $9,000 per ounce and rhodium production at the 2007 level of approximately 330,000 ounces remain constant for the remainder of 2008 and for 2009, the impact of the contract renegotiations will result in an increase in Anglo Platinum's after tax earnings of approximately $213 million in 2008 and a further $384 million in 2009 (earnings impact examples unaudited).

BASE METALS		Mar 2008 QTR	Mar 2007 QTR	Mar Q08 vs. Mar Q07
Copper	t	159,733	146,387	+9.1%
Nickel	t	4,622	6,462	-28.5%
Zinc	t	82,877	82,072	+1.0%

Copper – Production for the quarter was higher than Q1 2007 due to improved grades at Los Bronces. Adverse weather conditions in January 2008 and earlier than scheduled maintenance impacted production at Collahuasi. The hardness of the Donoso Este ore reduced throughput at Los Bronces.

Nickel – Year to date production has been impacted by the strike action which started on 22 February 2008 at Loma de Níquel and halted production for the month of March. The duration of the strike was 35 days and partial production resumed in the first half of April.

Zinc – Year to date production is higher than the same period in 2007 mainly as a result of higher grades at Lisheen and the resolution of the various operational issues at Black Mountain which impacted production in 2007. However, there was reduced output at Skorpion in Q1 2008, mainly due to power shedding in South Africa.

FERROUS METALS & INDUSTRIES		Mar 2008 QTR	Mar 2007 QTR	Mar Q08 vs. Mar Q07
Iron ore	000 t	8,190	7,638	+7.2%
- Lump	000 t	4,888	4,495	+8.7%
- Fines	000 t	3,302	3,143	+5.1%
Manganese ore	000 t	666	581	+14.6%
Manganese alloys	000 t	77	78	-1.3%

Iron ore – Total iron ore production increased 7.2% in Q1 2008 to 8.2 million tonnes. This was mainly due to the additional production delivered by the Sishen Expansion Project which was commissioned towards the end of 2007.

Manganese ore – Record production achieved in Q1 2008 with improvement versus Q1 2007 due to record or near record performance from all operations. This was achieved despite a mandatory 10% reduction in power consumption for the South African sinter plant and weather related interruptions at GEMCO in Australia.

Manganese alloys - Production in Q1 2008 was 1.3% lower than Q1 2007, impacted by the mandatory 10% reduction in power consumption in South Africa.

COAL – Total[1]		Mar 2008 QTR	Mar 2007 QTR	Mar Q08 vs. Mar Q07
Eskom	000 t	8,363	8,670	-3.5%
Thermal	000 t	11,163	11,629	-4.0%
Metallurgical	000 t	2,773	2,644	+4.9%
TOTAL	**000 t**	**22,299**	**22,943**	**-2.8%**

[1] Includes contribution from Peace River Coal which commenced production at the end of 2007, producing 163,000 t thermal and 89,000 t metallurgical coal for the period.

COAL - South Africa		Mar 2008 QTR	Mar 2007 QTR	Mar Q08 vs. Mar Q07
Eskom	000 t	8,363	8,670	-3.5%
Thermal	000 t	4,798	5,948	-19.3%
Metallurgical	000 t	216	335	-35.5%

Eskom coal - Production decreased by 3.5% on Q1 2007 following heavy rainfall in the quarter, which impacted open pit production at Kriel in particular.

Thermal coal - Production has been impacted by power shortages in Q1 2008, resulting in a decline in volumes against the prior year.

COAL – Australia		Mar 2008 QTR	Mar 2007 QTR	Mar Q08 vs. Mar Q07
Thermal	000 t	3,374	3,118	+8.2%
Metallurgical	000 t	2,468	2,309	+6.9%

Thermal coal – The increase of 8.2% versus Q1 2007 was principally due to additional volumes at Dawson, following ramp up of the expansion project at the mine.

Metallurgical coal – Production in Q1 2008 was higher than Q1 2007, despite the severe flooding in Central Queensland in the quarter. The increased volumes are principally due to the productivity improvements at the metallurgical coal underground mines, the ramp up of the Dawson expansion project and the first month's contribution from Foxleigh, following completion of the acquisition. In any given calendar year, a significant percentage of metallurgical coal sales are priced at the previous fiscal year settlement prices due to the overlap of calendar and fiscal years; however, a significant amount of metallurgical coal sales for 2008 remain unpriced.

COAL - South America		Mar 2008 QTR	Mar 2007 QTR	Mar Q08 vs. Mar Q07
Thermal	000 t	2,828	2,563	+10.3%

Thermal coal – Production in South America increased by 10.3% versus Q1 2007, reflecting less rainfall, better equipment utilisation and improved recovery at Cerrejón.

DIAMONDS - Carats recovered		Mar 2008 QTR	Mar 2007 QTR	Mar Q08 vs. Mar Q07
Total	000 carats	11,774	12,632	-6.8%

Production in Q1 2008 was lower than Q1 2007 principally as a result of fewer carats recovered at Venetia. This was due to power shortages and unplanned maintenance.

Production summary

The figures below include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates where applicable, except for De Beers, which is quoted on a 100% basis.

		Quarter ended		Change
		Mar 2008	Mar 2007	Mar Q08 vs. Mar Q07
Anglo Platinum[1]				
Platinum	000 oz	**428.6**	565.1	-24.2%
Palladium	000 oz	**245.8**	326.8	-24.8%
Rhodium	000 oz	**57.5**	78.4	-26.7%
Nickel	000 t	**3.7**	5.0	-26.0%
Copper	000 t	**2.1**	3.0	-30.0%
Gold	000 oz	**23.7**	26.8	-11.6%
Anglo Base Metals				
Copper	t	**159,733**	146,387	+9.1%
Molybdenum	t	**733**	893	-17.9%
Nickel	t	**4,622**	6,462	-28.5%
Zinc	t	**82,877**	82,072	+1.0%
Lead	t	**17,110**	16,903	+1.2%
Anglo Ferrous Metals				
Iron ore	000 t	**8,190**	7,638	+7.2%
Manganese Ore	000 t	**666**	581	+14.6%
Manganese Alloys	000 t	**77**	78	-1.3%
Anglo Coal				
Eskom	000 t	**8,363**	8,670	-3.5%
Thermal	000 t	**11,163**	11,629	-4.0%
Metallurgical	000 t	**2,773**	2,644	+4.9%
De Beers				
Diamonds recovered	000 carats	**11,774**	12,632	-6.8%

(1) Production volumes for 2007 and 2008 exclude the contribution of Northam Platinum Limited (a 22.5% associate of Anglo Platinum) which was transferred to a disposal group on 30 September 2007.

Project report

Selected major growth and replacement projects

As reported at the year end, Anglo American has major growth and replacement projects under development totalling $12 billion, on an attributable basis, across all business units and geographies. The Group is considering further major projects with an estimated potential cost of around $29 billion.

Selected major approved projects

Project	Country	First production date	Capex $m (100%)	Production volume[1]	Status
Platinum					
Mogalakwena North expansion	South Africa	In production	692	230 kozpa refined platinum	Plant commissioned in March 2008. Production ramp-up continues.
Twickenham expansion	South Africa	2012	800 [2]	180 kozpa refined platinum	Project approved in February 2008.
Base Metals					
Barro Alto	Brazil	2010	1,500	36 ktpa nickel	Under construction and on schedule for first production in 2010.
Los Bronces expansion	Chile	2011	1,700	170 ktpa copper [3]	Under construction and on schedule for first production in 2011.
Ferrous Metals					
Sishen Expansion	South Africa	In production	754	13 Mtpa iron ore	Commissioned in Q4 2007.
MMX Minas-Rio phase 1	Brazil	2010	3,456	26.5 Mtpa iron ore pellet feed (wet base)[4]	Under construction. 49% stake acquired in July 2007. Agreement signed to acquire control of Minas-Rio iron ore project and Amapá iron ore mine, announced 31 March 2008.

Selected major approved projects continued

Project	Country	First production date	Capex $m (100%)	Production volume[1]	Status
Coal					
Dawson	Australia	In production	835	5.7 Mtpa coking, semi-soft and thermal	Commissioned in Q4 2007.
Lake Lindsay	Australia	In production	726	4.0 Mtpa coking and semi-soft	Development progressing, completion estimated during second half of 2008.
Zondagsfontein implementation	South Africa	2009	505	6.6 Mtpa thermal	On schedule for first production in 2009.
Diamonds					
Snap Lake	Canada	In production	997	1.6 M carats pa	Full production expected during 2008.
Victor	Canada	2008	1,021	0.6 M carats pa	Expected to enter production by mid-2008.

(1) Production represents 100% of average incremental or replacement production, at full production, unless otherwise stated.
(2) Nominal basis. Capex of $735 million disclosed at 31 December 2007 on a real basis.
(3) Average volume over first 10 years of project.
(4) MMX Minas-Rio phase 1 is also expected to produce 0.8 Mtpa lump iron ore.

Forward looking statements:

This Interim Management Statement contains certain forward looking statements which involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements.

For further information, please contact:

United Kingdom
James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

Ralf Rueller, Investor Relations
Tel : +44 (0)20 7968 8878

South Africa
Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

ANGLO AMERICAN

the dme
Department: Minerals and Energy
REPUBLIC OF SOUTH AFRICA

Joint News Release

29 April 2008

South African Department of Minerals and Energy grants new order mining rights conversions to Anglo American

The South African Department of Minerals and Energy ("DME") and Anglo American announce that, following their joint announcement made on 20 February 2008, conversions to new order mining rights in respect of Anglo American's mining operations in South Africa have now been granted. This relates to the conversion of all the mineral rights in Anglo American's South African Coal, Ferrous Metals, Base Metals and Platinum businesses. The applications for conversion of mineral rights associated with Anglo Platinum's 50:50 joint ventures with Royal Bafokeng Resources and the African Rainbow Minerals consortium continue and are being processed based on joint submissions and representations by all stakeholders.

Ms Buyelwa Sonjica, Minister of Minerals and Energy, said: "The granting of conversions to subsidiaries of South Africa's largest mining company, Anglo American, is a mark of progress for the country's transformation. It has also resulted in the creation of two HDSA controlled platinum companies, as well as HDSA participation in Anglo's coal business. I am happy to be making this announcement today."

Cynthia Carroll, CEO of Anglo American, said, "I am delighted that we have been granted new order mining rights across our South African mining operations and I would like to thank all those, at the Department of Minerals and Energy and within Anglo American, who worked so hard to complete the necessary documentation in recent weeks. This significant achievement provides an ever stronger platform for our $5 billion of growth projects and 120,000 employees and contractors in South Africa and for the many black empowered businesses with which we are partnered. This is good news for Anglo American and for South Africa and I look forward to ongoing strong and cooperative relationships with the South African government and our partners as Anglo American continues to grow its businesses and contribute to the country's economic prosperity."

For further information, please contact:

South Africa

Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

United Kingdom

James Wyatt-Tilby, Media Relations

Marshall, Catherine

From: Marshall, Catherine
Sent: 29 April 2008 10:08
To: 'adhoc@swx.com'; 'rudolf.gut@ubs.com'
Subject: FW: Anglo American press release: China Shenhua Energy
Attachments: Shenhua RNS 290408 FINAL.pdf

For immediate release.

Kind regards

Catherine Marshall | Companies Secretary
Anglo American plc
DD +44 (0)20 7968 8627 | Fax +44 (0)20 7968 8755
Anglo American plc | 20 Carlton House Terrace
London SW1Y 5AN | United Kingdom

From: Poulter, Anna
Sent: 29 April 2008 08:17
To: Poulter, Anna
Subject: Anglo American press release: China Shenhua Energy

Please find attached a press release issued by Anglo American this morning

Kind regards
Anna

Anna Poulter, CFA
Investor Relations Analyst
Direct line +44 207 968 2155
Email: APoulter@angloamerican.co.uk

Anglo American Services (UK) LTD | 20 Carlton House Terrace | London SW1Y 5AN | United Kingdom
Registered office as above | Registered in England and Wales under the Companies Act 1985 | Registered Number 2295324

ANGLO AMERICAN

News Release

29 April 2008

Anglo American sells stake in China Shenhua Energy

Anglo American plc ("Anglo American") announces that it has sold its 0.78% equity interest in China Shenhua Energy ("Shenhua"). Anglo American has been an investor in Shenhua since its IPO in Hong Kong in June 2005.

The sale was effected through a bookbuild on the market of 155,612,000 shares at HK$35.46 per share for a total of approximately US$708 million.

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

29 April 2008

Anglo American sells stake in China Shenhua Energy

Anglo American plc ("Anglo American") announces that it has sold its 0.78% equity interest in China Shenhua Energy ("Shenhua"). Anglo American has been an investor in Shenhua since its IPO in Hong Kong in June 2005.

The sale was effected through a bookbuild on the market of 155,612,000 shares at HK$35.46 per share for a total of approximately US$708 million.

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500
www.angloamerican.co.uk

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 25 April 2008, an independent company purchased 16,577 ordinary shares of the Company at prices between £33.21 and £33.92 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,653,581 ordinary shares, representing 8.44 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
28 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 24 April 2008, an independent company purchased 22,180 ordinary shares of the Company at prices between £33.30 and £33.69 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,637,004 ordinary shares, representing 8.44 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
25 April 2008

Anglo American plc
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Publication of Final Terms for Anglo American Capital plc's EUR1,000,000,000 5.875 per cent. Guaranteed Notes due 17 April 2015 Guaranteed by Anglo American plc

The following Final Terms are available for viewing:

Final Terms for Anglo American Capital plc's EUR1,000,000,000 5.875 per cent. Guaranteed Notes due 17 April 2015 Guaranteed by Anglo American plc (the "**Notes**") issued pursuant to the offering circular dated 20 March 2008 (the "**Offering Circular**") in connection with the U.S.$6,000,000,000 Euro Medium Term Note Programme by Anglo American Capital plc and Anglo American plc.

The Final Terms for the Notes contain the final terms of the Notes. The Final Terms of the Notes must be read in conjunction with the Offering Circular, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0599t_-2008-4-24.pdf

This website is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact

Nicholas Jordan
Company Secretary
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
Phone: +44 (0) 20 7968 8754
Fax: +44 (0) 20 7968 8755

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Offering Circular may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Anglo American plc
(the "Company")

Anglo American Long Term Incentive Plan – "LTIP"

The Company announces that Share awards granted under the LTIP in 2005 vested on 22 April 2008. These shares will be transferred to the undernoted Directors / PDMRs subject to the deduction of ordinary shares to meet appropriate income tax and national insurance liabilities. Following those deductions, the net increases in share interests are:

R Médori	(Director)	33,802 shares
P M Baum	(PDMR)	15,803 shares
B R Beamish	(PDMR)	9,403 shares
R J King	(PDMR)	18,811 shares
N B Mbazima	(PDMR)	11,220 shares
A E Redman	(PDMR)	24,023 shares
J N Wallington	(PDMR)	12,833 shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
23 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 22 April 2008, an independent company purchased 9,913 ordinary shares of the Company at prices between £34.08 and £34.28 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,614,824 ordinary shares, representing 8.44 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
23 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 21 April 2008, an independent company purchased 9,800 ordinary shares of the Company at prices between £33.98 and £34.09 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,604,911 ordinary shares, representing 8.44 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
22 April 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

PDMR's Interests

The Company announces that Mr N B Mbazima, a Person Discharging Managerial Responsibility ("PDMR") of the Company, sold 3,133 Anglo American plc Ordinary shares of US$0.54945 each (the "Shares") at a price of £33.41 on Friday 18 April 2008.

Accordingly, Mr Mbazima's beneficial interest in Shares has decreased by 3,133.

The notification of these transactions is to satisfy the Company's obligations under the Companies Act and the Financial Services Authority Disclosure and Transparency Rules.

N Jordan
Company Secretary
21 April 2008

From: Marshall, Catherine
Sent: 21 April 2008 09:59
To: 'info@nsx.com.na'; 'info@bse.co.bw'; 'rudolf.gut@ubs.com'; 'adhoc@swx.com'; Hudson, Gary (UBS); 'fleur.brewer@ubs.com'; 'zachary.fond@ubs.com'; 'dawani.olatunde@ubs.com'; 'Bonga.Bangani@ubs.com'
Cc: Von Schirnding, Nick; Poulter, Anna; Medori, Rene; Alison, Doug; Page, Natalie; Wyatt-Tilby, James; Mbazima, Norman (Platinum)
Subject: Stock Exchange Announcement - N B Mbazima sale

Attachments: AA LSE Notification - Mbazima 21.4.08.doc

The attached announcement was sent to the London Stock Exchange and is for immediate release.

AA LSE Notification - Mbazima ...

Kind regards
Catherine

Catherine Marshall | Companies Secretary
Anglo American plc
DD +44 (0)20 7968 8627 | Fax +44 (0)20 7968 8755
Anglo American plc | 20 Carlton House Terrace
London SW1Y 5AN | United Kingdom

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 18 April 2008, an independent company purchased 27,130 ordinary shares of the Company at prices between £33.31 and £34.79 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,595,111 ordinary shares, representing 8.44 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
21 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 17 April 2008, an independent company purchased 25,833 ordinary shares of the Company at prices between £33.78 and £34.51 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,567,981 ordinary shares, representing 8.44 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 16 April 2008, an independent company purchased 24,971 ordinary shares of the Company at prices between £32.88 and £33.64 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,542,148 ordinary shares, representing 8.44 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
17 April 2008

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

DIRECTOR'S / PDMR's INTERESTS

Further to the announcement made on 19 February 2008, the Company announces the appointment of Sir CK Chow as an independent non-executive director of the Company effective 15 April 2008.

The Company announces that, Sir CK Chow is interested in 1,500 ordinary shares of $54^{86/91}$ US cents in the capital of the Company.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4 and Listing rule 9.6.11.

N Jordan
Company Secretary
16 April 2008

News Release

15 April 2008

Anglo American AGM 2008 – voting results

Anglo American plc (the "Company") announces that all resolutions were passed by the requisite majorities at the Company's Annual General Meeting held at The Royal Society at 11.00am on Tuesday 15 April 2008. In line with recommended practice, a poll was conducted on each resolution at the meeting.

Electoral Reform Services acted as independent assessors and the result of the polls was as follows. This announcement will be available for viewing on the Company's website, www.angloamerican.co.uk, along with a transcript of the Annual General Meeting, as soon as practicable:

Number of cards at meeting date:			
Issued share capital at meeting date: 1,322,131,755			
Number of votes per share: one			
Meeting type: AGM			
Resolution	**Shares For (Incldg. Discretionary)**	**Shares Against**	**Shares Abstained**
1. Report and Accounts	775,868,189	951,683	719,038
2. Dividend	775,922,133	795,980	832,147
3. Elect Sir CK Chow	774,743,852	809,713	1,996,425
4. Re-elect Chris Fay	770,846,644	4,698,123	2,000,374
5. Re-elect Sir Rob Margetts	769,464,161	5,128,282	2,955,130
6. Re-elect René Médori	774,673,402	875,343	2,000,729
7. Re-elect Karel Van Miert	767,733,194	7,794,657	2,020,793
8. To re-appoint the auditors	769,458,375	1,132,081	6,957,884
9. Auditors' remuneration	775,955,318	915,812	665,169
10. Remuneration Report	748,806,912	8,085,573	20,655,285
11. Sharesave Plan	755,997,755	19,314,505	2,235,408
12. Discretionary Plan	768,030,529	3,961,940	5,556,188
13. Share Incentive Plan	770,449,034	3,480,548	3,619,265
14. Authority to allot shares	740,542,327	36,335,578	646,109
15. Disapply pre-emption rights	760,669,824	14,580,378	2,294,924
16. Authority to purchase own shares	771,925,676	958,999	4,655,190
17. Amend Articles	774,126,962	970,675	2,441,323

Nicholas Jordan
Company Secretary
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
Registered Number 3564138

ANGLO AMERICAN

News Release

15 April 2008

Anglo American plc AGM 2008
Address to shareholders by the Chairman and Chief Executive

At Anglo American plc's Annual General Meeting for shareholders in London today (15 April 2007), Sir Mark Moody-Stuart, chairman, and Cynthia Carroll, chief executive, made the following remarks:

Sir Mark Moody-Stuart, Chairman, Anglo American plc:

Ladies and Gentlemen, welcome to the Anglo American Annual General Meeting. We meet to review a further highly successful year in which operating profit from core operations rose by 12% to $8.9 billion – allowing us to continue with our progressive dividend policy through the Board's recommendation of a 15% increase in our dividend to 86 cents which, if accepted, will take our dividends for the year to 124 cents per share. I commend the Board's proposal to you.

I am also pleased to note the significant progress made by the company under the leadership of Cynthia Carroll and her executive team. There is a new vigour and vitality in the company. A raft of important initiatives has been launched to: improve operational performance; to realise synergies between our businesses and to improve the consistency of application of policies and standards across our operations. In addition, the level and quality of engagement with key stakeholders has been significantly increased.

This refreshed approach has been most evident in the handling of safety issues, which has been a consistent area of concern for the Board. Cynthia Carroll has exerted impressive leadership in this area, challenging ingrained assumptions about the inherent dangers involved in mining and creating real belief in the concept of 'zero harm'. Managers are aware that they will not progress in the organisation if they have a poor safety record. Furthermore, through the temporary closure of Rustenburg platinum mine for comprehensive retraining of the workforce in the aftermath of a series of fatal incidents, Cynthia gave a palpable demonstration of commitment to our long-standing dictum that safety must come before production. In so doing she has begun to change the nature of the debate about safety across the South African mining industry with the involvement of Government and the unions. There is still a long way to go but there are some encouraging signs that we are achieving a step change in performance. The challenge will be to ensure that the current intense focus on safety continues and that the current improvement becomes sustainable through a change in culture.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel: +44 (0)20 7968 8888 Fax: +44 (0)20 7968 8500
www.angloamerican.co.uk

The Board also believes that an intelligent balance is being struck between an awareness, on one hand, that in the current climate assets are relatively expensive and, on the other, of the importance of increased corporate activity for the long-term growth potential of the Group. We have been bolder than in previous years and made several acquisitions to complement the organic growth of the portfolio. These have strengthened our portfolio of copper and coal assets and we have taken major strides in delivering against our objective of establishing the Group as a significant player in the iron ore business through the MMX acquisition in Brazil. The disposal of non-core assets over the last two years was intended to provide a platform for the growth of our core businesses. That growth will come from a combination of an impressive project pipeline, targeted acquisitions and the hard, and unglamorous, grind of improving the efficiency of our existing assets.

In another year of strong financial results I wish to thank each and every one of our employees for their contribution. Over the last year the Board and Board Committees have met in South Africa twice and in Chile. In addition, I have personally visited Anglo activities in Australia, China and the Philippines. In each of these countries I have been impressed by the professionalism of the Anglo people whom I have met. We have some of the best people in the industry and there is a widespread commitment to excellence and to 'doing the right thing'. There is also a good awareness of our Business Principles and key policies. We are currently updating and reviewing our 'Good Citizenship' business principles based on internal and external stakeholder input. Copies of the current document are available at the meeting. The process is almost complete but if any investor would like to contribute to this work, your feedback would be welcome.

Commodity prices remained high over the last year reflecting both the strength of the global economy for most of this period and, in particular, the unprecedented rate of urbanisation in both China and India. But another factor at work has been the industry's relatively muted ability to expand the supply of key commodities at the anticipated rate. The factors that have constrained supply growth include: lengthier permitting processes; the increased importance of gaining community consent; bottlenecks in the supply chain, skills shortages and constraints in the supply of water and energy. These underline the extent to which the mining sector cannot afford to be insular in how it relates to the outside world and how sustainable development considerations are increasingly central to our ability to do business. Moreover, society increasingly expects us to contribute to finding solutions to global challenges such as poverty, delivering against the Millennium Development Goals and climate change.

Some of you may be aware of a pamphlet recently produced by 'Action Aid' in South Africa. This alleged that in communities in the Limpopo Province of South Africa our subsidiary, Anglo Platinum, has been forcing people off their traditional land, has failed adequately to compensate families who are resettled, has not provided them with sufficient alternative agricultural land and has polluted water at schools close to the Potgietersrust platinum mine. I will not go into these issues in detail now – although some of them will, no doubt, be raised in questions – but there is another side to this story.

The resettlement of three communities has been planned or under discussion with the affected communities for almost a decade. In the case of the village of Ga Pila out of over 700 households, only 27 have failed to move; and in the cases of the two Mothotlo villages, which is still underway, over 820 households out of 956 have already moved. Moreover, they have moved to better houses, to villages with improved schools; they now have a clinic and have received more and better agricultural land.

South African law – as in this country – provides for communities to be moved in order to facilitate projects of national importance. But we have instead worked on the basis of obtaining the freely given consent of the community and traditional authorities through negotiation. The fact that all 956 households have signed agreements, together with the support given by the traditional and political leaders in the region, are an indication that the resettlement is based on a fair compensation model.

This is not to deny that in an area that has great social challenges that there are enduring problems of poverty and lack of development – but it is our objective that in the coming years the resettled communities will receive a significant net benefit from the mine and the opportunities which it generates.

We take the allegations from Action Aid about water pollution at local schools extremely seriously. On a precautionary basis Anglo Platinum is, with the agreement of the municipality, providing alternative drinking water for the community. We believe that there is, indeed, a problem of elevated nitrates in water from shallow wells in many villages in the wider area – and I welcome that Action Aid brought this to attention. Contrary to what is stated by Action Aid, the data available to Anglo Platinum indicates that this arises from pit latrines or geological factors and not from the mine. Further work is under way to identify the source of the problem and to devise solutions.

In many rural communities in Limpopo Province and elsewhere, often remote from any mining, there is a problem with water quality in shallow wells which can arise from sewage, cattle kraals or indeed underlying geology. It is a major challenge for frequently under-resourced municipalities to fulfil their responsibilities of providing clean water to communities. There are clear limits to what Anglo American or Anglo Platinum can do, but I know that we are happy to work with development NGOs and development agencies to see whether workable solutions can be found to this wider problem. Together with the public authorities we have sought to work with Action Aid – but I understand that last week the municipality felt obliged to adjourn a meeting to compare scientific data when Action Aid tried to turn it into a media circus.

Copies of a detailed rebuttal of the points made by Action Aid are available here today and they are also available on the Anglo Platinum and Anglo American websites.

I have worked in the resources sector throughout my career and believe passionately in its ability, when responsibly done, to contribute to wider development. The sector

has some distinctive features compared with other industries, of which I would highlight five.

Firstly, we typically exploit resources which are not owned by ourselves but by host governments on behalf of their people – which underlines the conditional nature of our licence to operate. There is, in each country, a legitimate argument to be made about the extent to which a proportion of royalties and tax revenues are recycled to the areas where mining takes place.

Secondly, in adding value to natural resources, the sustainability challenge is to ensure that, during the lifetime of a mine, we contribute to building the social and human capital of the communities where we work so that their capacities and access to opportunity are increased.

Thirdly, our assets are immobile, involve significant up-front capital expenditure and are long-term investments - meaning that we have to live with the judgements we make about our ability to operate ethically in particular locations. This means that we have a very active interest in good governance and a clear preference for working in jurisdictions where the rule of law operates and where there is effective and predictable enforcement of environmental and other legislation which governs our business.

Fourthly, our social and environmental footprint is often significant, bringing with it commensurate responsibilities to local communities – including the need to improve our ability to understand our indirect and cumulative impacts.

And, fifthly, mineral resources are often found in areas where there has previously been limited development and where the sector may offer the only route for progress. This often means working with national and local governments with limited capacities or in weak governance zones and where we may find ourselves thrust into roles more properly filled by the State. It underlines the importance of our seeking to contribute to improving governance through initiatives like the Extractive Industries Transparency Initiative and the Investment Climate Facility for Africa and of the central role of partnerships with governments, international institutions, NGOs, community based organisations and other businesses in producing better development outcomes.

These factors provide a backdrop of almost unique complexity for a business. They suggest that we will not always get our interactions right across some 40 countries. But it would be disingenuous of our critics to ignore the efforts that we invest in maximising the likelihood of our getting things right. Hence our leading edge Socio-Economic Assessment Toolbox – or SEAT – process that is now implemented at every one of our established operations; our well established programmes for enterprise development; our leadership in HIV/AIDS; and our new toolbox for long term mine closure planning. I welcome too our growing network of partnerships with NGOs including CARE International on development issues and Fauna and Flora International on biodiversity.

Bronces copper project in Chile which, on completion in 2011, will increase production by an average of 170,000 tpa, making Los Bronces one of the 10 largest copper mines in the world. The $1.5 billion Barro Alto nickel project in Brazil is also making good progress and is also due to come fully on stream in 2011, taking our total attributable nickel production to 100,000 tonnes a year. And in platinum, the $692 million PPRust North expansion project is expected to reach full capacity in 2009, when it will mill an additional 600,000 tonnes of ore per month.

Over the next 5 to 10 years, our project pipeline has the potential to increase Anglo's share in all of our core market segments. Moreover, we are now exploring for minerals in 25 countries around the globe, and we will continue to drive our exploration efforts to further enrich our organic growth pipeline.

Acquisitions to fuel further growth

During 2007, Anglo American was active in identifying and successfully acquiring major new projects in countries where we have an existing presence and in new geographies, as well as opening new offices in India and the Democratic Republic of Congo, further expanding our geographic footprint. The acquisition of a 49% stake in the Minas-Rio iron ore project in Brazil is helping to build critical mass for our Group in an extremely consolidated industry, with high barriers to entry and where we are a relatively new entrant. This shareholding and the recent announcement that we have acquired control of Minas-Rio and the Amapá iron ore mine, together with the expansions at Kumba in South Africa, could result in the Group's attributable iron ore production rising to 150 million tonnes a year and securing around 10% of the high-margin seaborne iron ore trade by 2017. Similarly in copper, the acquisition of Michiquillay in Peru and the purchase of a 50% stake in the Pebble copper project in Alaska, combined with expansions in Chile at Los Bronces and Collahuasi, could see the Group's attributable copper production rising to around 1.6 million tonnes a year by 2016.

We also formed an exciting strategic partnership with China Development Bank to jointly identify and develop mining projects in China, Africa and elsewhere. This marks a positive and differentiating feature of Anglo's engagement with China.

As for the M&A activity in the sector, I have been asked many times in the last several months about how Anglo sees itself in an environment of industry consolidation. Well, I can tell you that we are not sitting idle. We are being fleet-footed and are expediting our project pipeline in order to capitalise on the attractive near- and longer-term pricing environment. And we continue to make targeted, value-enhancing acquisitions that are complementary to our existing portfolio and in line with our growth strategy as a focused mining company.

We will pursue all acquisitive growth opportunities that we believe make sense for Anglo, and we are working to ensure that we are maximising Anglo's value to our shareholders.

Outlook

Turning to the outlook, we remain very positive on copper, bulk commodities, especially iron ore and metallurgical coal, and for platinum group metals. Over the next 10 years, we anticipate strong demand growth of 4 to 5% compounded annually for most key commodities – driven mainly by China, as well as by India and other developing countries. This is likely to be bolstered by higher than historical real prices, tight supply and robust demand growth.

Tempering that, however, is the continuation of high cost inputs in the form of energy, fuel and consumables, combined with rising capital costs and critical staff shortages. Added to these, there are problems relating to assurance of electricity supply – most critically in South Africa, where we are working with Eskom and the government to implement solutions – but also potentially in Chile and Brazil.

Conclusion

In conclusion, we are looking beyond the recent significant restructuring with a focus on driving value through both performance optimisation and growth. In addition, we are continuing to strengthen and refocus the management team, with the recent appointments of Ian Cockerill from Gold Fields to become CEO of Anglo Coal, Kuseni Dlamini as Head of Anglo South Africa and Russell King as Chief Strategy Officer.

Anglo American is strongly positioned with our unique portfolio of assets. We have the best resources in the world in platinum, while De Beers remains the paramount name in diamonds. We are building strong positions in base metals, iron ore and coal – with all businesses poised to deliver significant value creation from existing operations and expansion projects, complemented by M&A. Our mines have among the longest lives in the industry, and our overall cost position continues to improve.

And, not to be biased...I think we have amongst the best people in the world with diverse backgrounds and deep expertise. Their ability to deal at times with unforeseen developments is second to none.

By bringing the Group together under one umbrella and creating a 'One Anglo' culture, we are extracting the maximum value from each and every part of the business.

These are truly exciting times for Anglo American and for our sector and I look forward to another successful year.

Thank you.

operations and increased tensions around water. It is now urgent and evident that it must be a consideration in everything we do. We operate in some of the world's most arid areas – in Chile, in Australia, in the western regions of southern Africa. Increasingly we must compete for water resources and account for the full social and environmental costs. To do so successfully means we must be technically innovative and contribute to wider environmental and social solutions. Examples include a water-treatment plant at eMalahleni and a wetlands conservation area near Isibonelo, both coal mines in South Africa and mist traps to harvest water for the community surrounding our Mantos Blancos copper mine in Chile. At Emalahleni, the plant, which processes water from underground collieries, will generate a water recovery exceeding 99%, while the Los Bronces expansion will reduce the use of fresh water by 40% per tonne of copper produced.

Everyone is well aware that our industry is enjoying a prolonged period of strong growth and sustained demand for our products. One of the challenges of this environment is a shortage of skilled labour, something we are addressing by highlighting the importance of diversity within our Group. Most notably, this includes the emphasis we are placing on attracting, retaining and rewarding women, who are still represented in only modest numbers. In 2007, women represented 15.3 per cent of our management numbers and we are aiming to continue to increase the proportion of women across the businesses and throughout the ranks. Achieving such diversity is key to our success.

Progress on strategic objectives

In relation to our strategy, we made good progress in 2007 in becoming a leading focused mining company. To achieve this goal of focusing on our three core commodity groupings – precious, base metals and bulk – further steps in the Group's restructuring were completed successfully during the year.

The Company disposed of its remaining 29% holding in Highveld Steel in May and Hulamin was unbundled from Tongaat-Hulett in June. Mondi, the paper and packaging business, was demerged in July and, in line with the intention to ultimately exit AngloGold Ashanti, we reduced our holding from 41.6% to 16.6% by the year end, realising in excess of $2.9 billion.

The decision was also taken to sell Tarmac, the construction materials business. Tarmac had a very strong operational performance in 2007, with a number of its business improvement initiatives starting to make a significant impact. However, we have decided not to launch the marketing phase of the sale process until credit market conditions improve. Tarmac continues to be managed to maximise shareholder value and this includes active reviews of its portfolio.

We are bringing greater rigour to Anglo American's operating platform by introducing a value based management (VBM) methodology in all business units. A pilot project has been completed in Anglo Coal and VBM is now being rolled out into all of the businesses. In addition, an asset optimisation initiative will maximise operational

efficiencies at site level and allow benchmarking of performance and the spread of best practices.

We have recently completed a comprehensive review to determine the best approach for delivering key business-support functions. This has led to the establishment of three shared-services centres, providing common accounting and employee services, located in existing offices in Asia-Pacific, South America and South Africa.

During the year, we also launched a centralised procurement programme to leverage the benefits of operating on a worldwide scale. Initial projections point to the Group achieving around a billion dollars of procurement and shared-services savings in the next three years.

Improved government relations
2007 marked a shift in our relations with governments. For example, in South Africa, we took bold steps to try to dramatically raise our overall safety performance, at a significant sacrifice to production. We also showed our willingness to work with government agencies in addressing the HIV/AIDS epidemic, while in 2008 we have provided management expertise in helping tackle the country's power-supply problems. The company also made significant progress during 2007 in meeting the transformation requirements in respect of employment equity and black economic empowerment in terms of the South African Mining Charter – culminating in groundbreaking equity participation arrangements in Anglo Platinum's assets.

These are just some of the moves that are yielding benefits for our Group. I would also like to think that it was not just coincidental that in February we were able to announce that we were to be awarded new order mining rights for all of Anglo American's mining operations in South Africa. We have made substantial progress in recent weeks and expect to be able to finalise the conversions shortly. This provides greater certainty for our businesses and will enable the Group to continue to make a strong contribution to the country's prosperity and economic growth.

Furthermore, in Chile, our enterprise-development programme, based on our highly successful Anglo Zimele small-business development model in South Africa, was recognised through the award of one of only seven medals issued by the Chilean government to commemorate the country's bicentenary.

Project expertise driving profitable growth
In terms of projects, Anglo American has one of the strongest and highest quality pipelines in the entire mining sector. Over the past year, this doubled to more than $40 billion. Our Base Metals, Iron Ore, Coal and Platinum businesses each have project pipelines of $5 billion or higher. In the near term, we have $12 billion in approved projects and have around $30 billion in projects under consideration, with nearly half in the attractive base metals market and a quarter in seaborne iron ore.

We are making excellent progress with the development of our projects – just to give you a few examples, in November we announced the $1.7bn expansion of Los

Furthermore, it is important that we look at our contribution to society in the round. Our return to shareholders is a fundamental part of our role as a company but I draw your attention too to the developmental opportunities that we deliver to society including through innovation and building the skills of those who work for or with us. Moreover, it is instructive to note that in 2007 whilst we generated $5.9 billion for investors, we also paid $11 billion to our suppliers, including almost $5 billion to suppliers in Africa; we paid $3.6 billion in wages and employee benefits; and paid or generated some $3.8 billion in taxes and royalties for our host governments to reinvest in services like health and education. The business which we generate for suppliers, in turn, generates further tax revenues.

Finally, ladies and gentlemen, I should thank members of the Board for their work over the last year. In this period, we have seen the departure of David Hathorn as an Executive Director following the demerger of Mondi; of Ralph Alexander and of Bobby Godsell. Let me thank all of them for their contributions. David Hathorn has the important job of leading an independent company in which many of you may, like me, also be shareholders. Ralph Alexander has become chief executive of an energy company with interests in alternative energy sources. I wish them both every success. Bobby Godsell has retired from AngloGold Ashanti and I would like to thank him in particular for his work over many years in both Executive and Non-Executive roles as well as for the significant role he played in the peaceful transition to democracy in South Africa.

I am also pleased to welcome Sir C.K. Chow to the Board. He brings a formidable track record in international business to the Board as well as specific insights into the Asia Pacific region – from where we have not previously had strong representation.

I will now ask our Chief Executive, Cynthia Carroll, to address the meeting.

Cynthia Carroll, Chief Executive, Anglo American plc:

Thank you, Sir Mark, and I too would like to welcome you all here today.

We announced our full year results for 2007 on 20th February and you will now have also seen our Annual Report. I will therefore give you just a brief overview of our considerable achievements of 2007 and the outlook for the year ahead.

Financial headlines
As you have heard, Anglo American had a record financial performance in 2007. The Group reported a total operating profit of $10.1 billion and a record $5.8 billion of total Group underlying earnings.

Several factors contributed to this; among them:

- Robust pricing in our core commodity segments, especially copper, platinum and iron ore;

- Higher production levels; and
- Continued progress in driving cost savings, totalling $380 million for the year.

In addition to the increased level of the final dividend recommended by the Board, we are continuing with our announced $4 billion share-buyback programme, which will amount to a $14.5 billion capital return to shareholders since the beginning of 2006. We are also working to optimise our capital structure and seek to achieve our target gearing of 40% in the near term. This represents about $14 billion in net debt, which will support our substantial near- and medium-term growth plans.

Safety
I too would like to comment on the changes we have made in our approach to safety in the past year.

2007 marked a turning point in our approach to safety, in response to an unacceptable fatality performance across the Group. It had become clear that a gradual approach was not delivering the dramatic lowering of injury, and particularly fatality, rates that we were seeking. A step-change was needed. We therefore launched a series of initiatives to drive consistent safety messages and practices across our businesses. We held two safety summits in the year and have shown we are prepared to do what is necessary to meet this challenge head-on, by shutting down mine shafts where safety performance has not been up to our standards.

Although these are early days, we do appear to be making progress. A dreadful first half saw 29 people lose their lives at our operations, but during the second six months the fatality figure reduced to 11. In September, we achieved a fatality-free month – so we know it can be done.

It is very encouraging to be able to report that in 2008 our fatality frequency rate has continued on its downward path, while there are also indications that the lost-time injury frequency rate, which had reached something of a plateau, is also turning down. We expect to build upon this progress this year and beyond, and I continue to believe strongly that optimally run businesses have good safety records.

Sustainable development
In the area of sustainable development, we are looking at how we can stretch our contribution to the fullest through partnership with others. For example, our SEAT community-engagement toolbox, now in its more demanding second phase, is being accorded ever-wider international recognition.

In 2008, we have also introduced new policy frameworks for safety, health and the environment, and are making headway with strategic work on water and energy efficiency. We will be reviewing our performance and setting new targets as a result. Increased transparency, higher performance standards and attracting and retaining skills are essential to achieving against these ever more challenging targets.

The global climate is changing and, with it, an increased likelihood of impact on our

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 15 April 2008, an independent company purchased 13,964 ordinary shares of the Company at prices between £32.38 and £33.12 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,517,177 ordinary shares, representing 8.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
16 April 2008

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Purchases of Ordinary Shares in the Company

The Company announces that on 14 April 2008, an independent company purchased 8,997 ordinary shares of the Company at prices between £32.17 and £32.72 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,131,755 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 111,503,213 ordinary shares, representing 8.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
15 April 2008

END